

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Sam Kwok
President
Global Gold Royalty, Inc.
304 S. Jones Blvd., Suite 513
Las Vegas, NV 89107

> **Re: Global Gold Royalty, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 15, 2021**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 15, 2021**
> **File No. 333-251389**

Dear Mr. Kwok:

We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

Form S-1/A filed April 15, 2021

General

1. We note the disclosure on the prospectus cover page that the offering will terminate when all 10 million shares are sold or April 15, 2022, unless you terminate it earlier. Please reconcile with the disclosure in the plan of distribution section on page 19 that the offering will terminate on the earlier of when all 10 million shares are sold, when the board decides to terminate the offering before all 10 million shares are sold, or 180 days from the effective date of this registration statement.

Sam Kwok
Global Gold Royalty, Inc.
April 19, 2021
Page 2

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction